Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008

Pre-tax income (loss) from continuing operations	$1,364	$7,752	$14,951	$2,842	$(13,096)	$(10,969)	$(40,465)

Add:
Fixed Charges	38,430	26,835	57,019	52,724	54,456	51,300	57,896
Amortization of capitalized interest	197	195	382	388	216	320	438
Distributed income of equity investees	188	206	440	426	190	—	—
Interest capitalized	—	(10)	(119)	(28)	(24)	—	18

Total adjusted earnings (loss) available for payment of fixed charges	$40,179	$34,978	$72,673	$56,352	$41,742	$40,651	$17,887

Fixed Charges:

Interest expense	$23,920	$15,840	$34,411	$30,688	$32,661	$30,999	$38,299
Amortization of debt related expenses	725	1,034	1,593	3,425	3,324	2,068	2,420
Portion of rental expense representing interest	13,785	9,961	21,015	18,611	18,471	18,233	17,177

Total fixed charges	$38,430	$26,835	$57,019	$52,724	$54,456	$51,300	$57,896

Ratio of earnings to fixed charges (1)	1.05x	1.3x	1.27x	1.07x	0.77x	0.79x	0.31x

(1)	Our earnings were inadequate to cover fixed charges by $12.7 million, $10.6 million and $40.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.